SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 2)*

NORTHERN POWER SYSTEMS CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

FOR THE COMMON STOCK, 66561Y107

(CUSIP Number)

Peter DiIorio

Allen & Company LLC

711 Fifth Avenue

New York, NY 10022

(212) 339-2440

copies to:

Donald G. Kilpatrick, Esq.

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, NY 10036-4039

(212) 858-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

1.	NAMES OF REPORTING PERSONS ALLEN & COMPANY LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,799,376 COMMON SHARES (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,799,376 COMMON SHARES (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,376 COMMON SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% OF COMMON SHARES (1)
14.	TYPE OF REPORTING PERSON BD

(1)	Certain employees, affiliates and related parties of Allen & Company LLC hold a beneficial interest in the shares held of record by Allen & Company LLC. Allen & Company LLC disclaims beneficial ownership of the shares beneficially owned by such employees, affiliates and related parties.

Page 2 of 8 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

1.	NAMES OF REPORTING PERSONS ALLEN OPERATIONS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,799,376 COMMON SHARES (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,799,376 COMMON SHARES (2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,376 COMMON SHARES (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% OF COMMON SHARES (2)
14.	TYPE OF REPORTING PERSON HC

(2)	Allen Operations LLC is the parent company of Allen & Company LLC.

Page 3 of 8 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

1.	NAMES OF REPORTING PERSONS HERBERT A. ALLEN III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,799,376 COMMON SHARES (3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,799,376 COMMON SHARES (3)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,799,376 COMMON SHARES (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% OF COMMON SHARES (3)
14.	TYPE OF REPORTING PERSON IN

(3)	Herbert A. Allen III, as President of Allen & Company LLC and Allen Operations LLC, possesses the sole power to vote and the sole power to direct the disposition of all securities of Northern Power Systems Corp. held by the Allen & Company LLC.

Page 4 of 8 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Statement”) to the Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2014, as amended by Amendment No. 1 filed with the SEC on December 10, 2014 (the “Schedule 13D”). This Statement is being filed by the Reporting Persons (as defined below) and relates to their beneficial ownership of shares of common stock (the “Common Stock”) of Northern Power Systems, Inc., a British Columbia corporation (the “Issuer” or the “Company”).The class of equity securities to which this Statement relates is the Common Stock, no par value of the Issuer. The Issuer’s principal executive offices are located at 2900-550 Burrard Street, Vancouver BC V6C0A3 Canada.

Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 2.	Identity and Background.

(a)-(c) The persons filing this Statement are Allen & Company LLC (“AC”), a New York limited liability company, Allen Operations LLC, a NY limited liability company and parent company of AC (“AO”) and Herbert A. Allen III, the president of AC and AO (“HAA,” and together with AC and AO, the “Reporting Persons”). The principal business of AC is investment banking and its principal office and business is located at 711 Fifth Avenue, New York, NY 10022. The principal business of AO is managing AC and its principal office and business is located at 711 Fifth Avenue, New York, NY 10022. HAA’s principal occupation is President of AC and AO and his business address is located at 711 Fifth Avenue, New York, NY 10022.

(d)-(e) During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HAA is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

As reported in the original Schedule 13D, 1,199,161 shares of Common Stock were received in connection with the March 31, 2014 merger. As reported in Amendment No. 1 to the original Schedule 13D, 3,200,215 additional shares of Common Stock were acquired through the one-to-one conversion of Class B Stock in the Issuer to Common Stock, with 800,053 shares of Class B Stock in the Issuer converted into Common Stock on September 30, 2014 and 2,400,162 shares of Class B Stock in the Issuer converted into Common Stock on November 30, 2014. On December 29, 2015, 600,000 shares of Common Stock held of record by AC were sold by the beneficial owner of such shares to an unrelated accredited investor. Certain employees, affiliates and related parties of AC (including the beneficial owner referenced above) hold a beneficial interest in the securities held of record by AC. AC disclaims beneficial ownership of the securities beneficially owned by such employees, affiliates and related parties.

AO is the parent company of AC and may be deemed to be the beneficial owner of the securities held by it. AO expressly disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Page 5 of 8 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

HAA is the president of AC and may be deemed to be the beneficial owner of the securities held by it. HAA expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) AC owns and controls (i) 3,799,376 shares of the Common Stock, representing 16.4% of the outstanding shares of the Issuer’s Common Stock of the Issuer (based on 23,173,884 shares of Common Stock issued and outstanding as of November 12, 2015 per the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015). Certain employees, affiliates and related parties of AC hold a beneficial interest in the securities held of record by AC. AC disclaims beneficial ownership of the securities beneficially owned by such employees, affiliates and related parties. AO owns and controls the shares held by AC because it is AC’s parent company; AO expressly disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. HAA owns and controls the shares held by AC because he is AC’s president; HAA expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b) AC has sole voting and dispositive power over the 3,799,376 shares of the Common Stock of the Issuer that are owned by AC. AC does not own any other securities of the Issuer. AO owns and controls the shares held by AC because it is AC’s parent company; AO expressly disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. HAA owns and controls the shares held by AC because he is AC’s president; HAA expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 6 of 8 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement between Allen & Company LLC, Allen Operations LLC and Herbert A. Allen III.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2016

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

ALLEN OPERATIONS LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel

/s/ Herbert A. Allen III
Herbert A. Allen III

Page 8 of 8 Pages